UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2019

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED December 31, 2019

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2019	September 30, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,875	$471,632
Accounts receivable, net	1,002,264	987,858
Prepaid expenses and other current assets	223,385	216,084

Total current assets	1,711,524	1,675,574
Property and equipment, net	538,709	525,314
Lease assets	280,670	—
Goodwill	2,460,793	2,462,835
Intangible assets, net	184,548	205,162
Other noncurrent assets	456,031	423,941

Total assets	$5,632,275	$5,292,826

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$194,121	$176,508
Accrued expenses and other current liabilities	606,784	647,657
Accrued personnel costs	275,428	265,583
Lease liabilities	57,752	—
Deferred revenue	134,401	118,182

Total current liabilities	1,268,486	1,207,930
Deferred income taxes and taxes payable	232,716	207,508
Lease liabilities	223,664	—
Other noncurrent liabilities	325,605	334,922

Total liabilities	2,050,471	1,750,360

Equity: Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 278,264 and 277,148 issued and 134,580 and 134,773 outstanding, respectively	4,466	4,452
Additional paid-in capital	3,719,810	3,667,662
Treasury stock, at cost 143,684 and 142,375 ordinary shares, respectively	(5,272,429)	(5,182,409)
Accumulated other comprehensive loss	(2,926)	(2,547)
Retained earnings	5,090,374	5,012,799

Total Amdocs Limited shareholders’ equity	3,539,295	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,581,804	3,542,466

Total liabilities and equity	$5,632,275	$5,292,826

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2019	2018
Revenue	$1,041,957	$1,012,055
Operating expenses:
Cost of revenue	686,312	662,568
Research and development	67,311	68,686
Selling, general and administrative	123,467	121,860
Amortization of purchased intangible assets and other	21,290	25,844

	898,380	878,958

Operating income	143,577	133,097
Interest and other (expense) income, net	(352)	1,522

Income before income taxes	143,225	134,619
Income taxes	27,293	32,927

Net income	$115,932	$101,692

Basic earnings per share	$0.86	$0.73

Diluted earnings per share	$0.85	$0.72

Cash dividends declared per ordinary share	$0.285	$0.250

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2019	2018
Net income	$115,932	$101,692
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(379)	4,053
Net change in fair value of available-for-sale securities(2)	—	391

Other comprehensive (loss) income, net of tax	(379)	4,444

Comprehensive income	$115,553	$106,136

(1)	Net of tax benefit of $211 and $1,914 for the three months ended December 31, 2019 and 2018, respectively.
(2)	There is no tax (expense) benefit for the three months ended December 31, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive	Retained	Total Amdocs Limited Shareholders’	Non- controlling	Total
	Shares	Amount	Capital	Stock	Loss (1)	Earnings	Equity	interests (2)	Equity
Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:
Net income (2)	—	—	—	—	—	115,932	115,932	—	115,932
Other comprehensive loss	—	—	—	—	(379)	—	(379)	—	(379)

Comprehensive income							115,553	—	115,553
Employee stock options exercised	803	10	41,387	—	—	—	41,397	—	41,397
Repurchase of shares	(1,309)	—	—	(90,020)	—	—	(90,020)	—	(90,020)
Cash dividends declared ($0.285 per ordinary share)	—	—	—	—	—	(38,357)	(38,357)	—	(38,357)
Issuance of restricted stock, net of forfeitures	313	4	—	—	—	—	4	—	4
Equity-based compensation expense related to employees	—	—	10,761	—	—	—	10,761	—	10,761

Balance as of December 31, 2019	134,580	$4,466	$3,719,810	$(5,272,429)	$(2,926)	$5,090,374	$3,539,295	$42,509	$3,581,804

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive	Retained	Total Amdocs Limited Shareholders’	Non- controlling	Total
	Shares	Amount	Capital	Stock	Loss (1)	Earnings	Equity	interests (2)	Equity
Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment (3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:
Net income (2)	—	—	—	—	—	101,692	101,692	—	101,692
Other comprehensive Income	—	—	—	—	4,444	—	4,444	—	4,444

Comprehensive income							106,136	—	106,136
Employee stock options exercised	182	2	8,397	—	—	—	8,399	—	8,399
Repurchase of shares	(1,580)	—	—	(99,182)	—	—	(99,182)	—	(99,182)
Cash dividends declared ($0.250 per ordinary share)	—	—	—	—	—	(34,755)	(34,755)	—	(34,755)
Issuance of restricted stock, net of forfeitures	233	3	—	—	—	—	3	—	3
Equity-based compensation expense related to employees	—	—	12,117	—	—	—	12,117	—	12,117
Changes in Noncontrolling interests	—	—	—	—	—	—	—	3,966	3,966

Balance as of December 31, 2018	139,012	$4,441	$3,608,139	$(4,883,534)	$(28,287)	$4,751,272	$3,452,031	$47,129	$3,499,160

(1)

As of December 31, 2019 and 2018, accumulated other comprehensive loss is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,566 and $(22,555), unrealized (loss) on short-term interest-bearing investments, net of tax, of $0 and $(1,201) and unrealized (loss) on defined benefit plan, net of tax, of $(6,492) and $(4,531).

(2)

During the three months ended December 31, 2019, and 2018, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.

(3)

The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU No. 2014-09 (ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU No. 2016-16.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2019	2018
Cash Flow from Operating Activities:
Net income	$115,932	$101,692
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	48,999	51,477
Equity-based compensation expense	10,761	12,117
Deferred income taxes	6,359	(4,505)
Gain from short-term interest-bearing investments	—	(30)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(34,693)	(26,406)
Prepaid expenses and other current assets	(10,114)	20,174
Other noncurrent assets	(366)	2,552
Lease assets and liabilities, net	(870)	—
Accounts payable, accrued expenses and accrued personnel	9,737	(50,332)
Deferred revenue	12,855	(11,922)
Income taxes payable, net	1,446	23,887
Other noncurrent liabilities	3,862	(9,054)

Net cash provided by operating activities	163,908	109,650

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(58,535)	(37,278)
Proceeds from sale of short-term interest-bearing investments	—	860
Net cash paid for acquisitions	—	(8,331)
Other	(2,458)	857

Net cash used in investing activities	(60,993)	(43,892)

Cash Flow from Financing Activities:
Repurchase of shares	(90,020)	(99,182)
Proceeds from employee stock option exercises	41,178	8,379
Payments of dividends	(38,413)	(35,046)
Payment of contingent consideration from a business acquisition	(1,411)	—
Other	(6)	(35)

Net cash used in financing activities	(88,672)	(125,884)

Net increase (decrease) in cash and cash equivalents	14,243	(60,126)
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$485,875	$358,657

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$15,002	$9,675
Interest (2)	1,302	393

(1)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $373 and $31 for the three months ended December 31, 2019 and 2018, respectively.
(2)	The amounts under “Interest,” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate amdocsONE, an open and modular solution set.

The Company is a Guernsey corporation, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2019, set forth in the Company’s Annual Report on Form 20-F filed on December 16, 2019 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In November 2018, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted with specific limitations. The Company currently expects that adoption of this ASU may result in changes to its financial statements disclosure but will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

3. Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. As of October 1, 2019, the Company adopted this ASU using the modified retrospective transition approach. Prior period amounts were not adjusted. The Company elected the package of practical expedients which does not require reassessment of prior conclusions related to identifying leases, lease classification or initial direct costs. The Company also elected the practical expedient not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its real estate and vehicle leases. The adoption of this ASU did not have a material impact on its consolidated statement of income and on its consolidated statement of cash flow.

The impact of adopting this ASU on its Consolidated Balance Sheets was as follows:

	Balance as of September 30, 2019	Adjustments due to ASC 842	Balance as of October 1, 2019
Balance Sheet:
Prepaid expenses and other current assets	$216,084	$(6,697)	$209,387
Lease assets	—	281,785	281,785
Other noncurrent assets	423,941	(2,755)	421,186
Accrued expenses and other current liabilities	(647,657)	3,553	(644,104)
Lease liabilities (current)	—	(63,351)	(63,351)
Lease liabilities (non-current)	—	(221,050)	(221,050)
Other noncurrent liabilities	(334,922)	8,515	(326,407)

See Note 15 (Leases) to these Consolidated Financial Statements for further details.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In June 2018, the FASB issued ASU No. 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. The Company prospectively adopted this ASU effective October 1, 2019. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

4. Revenue Recognition

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	December 31, 2019	September 30, 2019
Accounts receivable - billed (net of allowances for doubtful accounts of $39,016 and $36,121 as of December 31, 2019 and September 30, 2019, respectively)	$797,184	$760,797
Accounts receivable – unbilled (current)	$205,080	$227,061
Accounts receivable – unbilled (non-current)	$37,275	$16,987

Total Accounts receivable – unbilled	$242,355	$244,048
Deferred revenue (current)	$(134,401)	$(118,182)
Deferred revenue (non-current)	$(20,421)	$(23,785)

Total Deferred revenue	$(154,822)	$(141,967)

Revenue recognized during the three months ended December 31, 2019, which was included in deferred revenue (current) as of September 30, 2019 was $55,693.

Remaining Performance Obligations from Contracts with Customer

As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.5 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended December 31,
	2019	2018
Managed services arrangement	$579,669	$525,469
Others	462,288	486,586

Total	$1,041,957	$1,012,055

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Geographic Information

	Three months ended December 31,
	2019	2018
North America (mainly United States)	$662,107	$660,441
Europe	154,662	146,131
Rest of the world	225,188	205,483

Total	$1,041,957	$1,012,055

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and September 30, 2019:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$136,409	$—	$—	$136,409

Total available-for-sale securities	136,409	—	—	136,409

Equity Investment	—	—	20,008	20,008
Derivative financial instruments, net	—	2,343	—	2,343

Other liabilities	—	—	(30,616)	(30,616)

Total	$136,409	$2,343	$(10,608)	$128,144

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$69,370	$—	$—	$69,370

Total available-for-sale securities	69,370	—	—	69,370

Equity Investment	—	—	18,008	18,008
Derivative financial instruments, net	—	7,890	—	7,890

Other liabilities	—	—	(29,805)	(29,805)

Total	$69,370	$7,890	$(11,797)	$65,463

The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of December 31, 2019 and September 30, 2019. The slight increase in Level 3 liabilities is a result of expense recorded in the consolidated statements of income, offset by payment of certain acquisition-related liabilities during the three months ended December 31, 2019. Level 3 assets relate to an equity investment, which was valued based on price changes in orderly transactions for similar investments of the same issuer.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and lease liabilities approximate their fair value because of the relatively short maturity of these items.

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$136,409	$—	$—	$136,409

Total(1)	$136,409	$—	$—	$136,409

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$69,370	$—	$—	$69,370

Total(1)	$69,370	$—	$—	$69,370

(1)

Available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2019, and September 30, 2019, all the securities were classified as cash and cash equivalents.

The Company assessed whether unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the three months ended December 31, 2019 and 2018. Realized gains and losses on available-for-sale securities were included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $6,825 as of December 31, 2019. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2019. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2019 for forward contracts, and based on spot rates as of December 31, 2019 for options.

Notional Value*
Foreign exchange contracts	$1,163,765

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of December 31, 2019 and September 30, 2019, is as follows:

	As of
	December 31, 2019	September 30, 2019
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$7,831	$9,344
Other noncurrent assets	1,018	585
Accrued expenses and other current liabilities	(3,304)	(2,977)
Other noncurrent liabilities	(1,248)	(2,072)

	4,297	4,880
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,817	5,086
Accrued expenses and other current liabilities	(4,771)	(2,076)

	(1,954)	3,010

Net fair value	$2,343	$7,890

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of December 31, 2019 is scheduled to mature within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other (expense) income, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Loss (Effective Portion)
	Three months ended December 31,
	2019	2018
Line item in consolidated statements of income:
Revenue	$62	$—
Cost of revenue	755	(5,944)
Research and development	178	(1,468)
Selling, general and administrative	220	(1,499)

Total	$1,215	$(8,911)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Three months ended December 31,
	2019	2018
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$3,945	$(26,608)
Changes in fair value of cash flow hedges, net of tax	614	(3,639)
Reclassification of net (gains) losses into earnings, net of tax	(993)	7,692

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$3,566	$(22,555)

Net gains (losses) from cash flow hedges recognized in other comprehensive (loss) income were $625 and $(6,748), or $614 and $(3,639) net of taxes, during the three months ended December 31, 2019 and 2018, respectively.

Of the net unrealized gain related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of December 31, 2019, a net gain of $3,457 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three ended December 31, 2019 and 2018, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three ended December 31, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended December 31,
	2019	2018
Line item in consolidated statements of income:
Cost of revenue	$1,124	$(2,027)
Research and development	128	(700)
Selling, general and administrative	28	(909)
Interest and other (expense) income, net	(6,705)	641
Income taxes	(92)	248

Total	$(5,517)	$(2,747)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2019	September 30, 2019
Ongoing accrued expenses	$243,913	$259,661
Project-related provisions	125,618	140,701
Taxes payable	25,284	28,335
Dividends payable	38,357	38,413
Derivative instruments	8,075	5,053
Other	165,537	175,494

Accrued expenses and other current liabilities	$606,784	$647,657

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2019	2018
Current	$20,934	$37,432
Deferred	6,359	(4,505)

Income taxes	$27,293	$32,927

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2019	2018
Statutory Guernsey tax rate	0%	0%
Foreign taxes	19.1 (1)	24.5 (2)

Effective income tax rate	19.1%	24.5%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes for the three months ended December 31, 2019:

Foreign taxes in the three months ended December 31, 2019 included a benefit of $10,689 relating to release of gross unrecognized tax benefits due to settlements with tax authorities and expiration of the periods set forth in statutes of limitations in certain jurisdictions (the majority of which was offset by decrease in tax assets). as a result, a net benefit of $1,417 was included within income tax expense for the three months ended December 31, 2019.

(2) Foreign taxes for the three months ended December 31, 2018:

Foreign taxes in the three months ended December 31, 2018 included a tax expense of $4,575 resulting from an internal restructuring in certain jurisdictions in which the Company operates.

Foreign taxes in the three months ended December 31, 2018 also included $40,291 relating to release of a provision for gross unrecognized tax benefits due to conclusions of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions, the vast majority of which was offset by an increase in Tax Payables and a benefit of $2,920, which was recorded in income tax expense.

As of December 31, 2019, deferred tax assets of $89,694, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $165,618 as of December 31, 2019, all of which would affect the effective tax rate if realized.

As of December 31, 2019, the Company had accrued $30,450 in long term income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2019	2018
Numerator:
Net income	$115,932	$101,692
Less-net income and dividends attributable to participating restricted shares	(764)	(697)

Numerator for basic earnings per common share	$115,168	$100,995

Add-undistributed income allocated to participating restricted shares	511	458
Less-undistributed income reallocated to participating restricted shares	(507)	(455)

Numerator for diluted earnings per common share	$115,172	$100,998

Denominator:
Weighted average number of shares outstanding—basic	134,596	139,639
Less- weighted average number of participating restricted shares	(887)	(957)

Weighted average number of common shares—basic	133,709	138,682

Effect of dilutive stock options granted	1,021	872

Weighted average number of common shares—diluted	134,730	139,554

Basic earnings per common share	$0.86	$0.73

Diluted earnings per common share	$0.85	$0.72

For the three months ended December 31, 2019 and 2018, 1,933 and 2,155 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2019, the Company repurchased 1,309 ordinary shares at an average price of $68.78 per share (excluding broker and transaction fees). The November 2017 plan permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate. As of December 31, 2019, the Company had remaining authority to repurchase up to $149,171 of its outstanding ordinary shares under the November 2017 plan. On November 12, 2019, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares which brings the unused authorization as of December 31, 2019 to $949,171. The November 2019 plan authorizations has no expiration date and permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate.

12. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the credit facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. As of December 31, 2019, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under the facility.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

As of December 31, 2019, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $91,091. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the three months ended December 31, 2019, the Company granted 326 restricted shares and options to purchase 540 ordinary shares. The weighted average fair values associated with these grants were $69.24 per restricted share and $8.81 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2019 and 2018 was as follows:

	Three months ended December 31,
	2019	2018
Cost of revenue	$5,346	$4,851
Research and development	803	765
Selling, general and administrative	4,612	6,501

Total	$10,761	$12,117

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of December 31, 2019, there was $49,706 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

14. Dividends

The Company’s Board of Directors declared the following dividends during the three months ended December 31, 2019 and 2018:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020
November 8, 2018	$0.250	December 31, 2018	$34,755	January 18, 2019

The amounts payable as a result of the November 12, 2019 and November 8, 2018 declarations were included in accrued expenses and other current liabilities as of December 31, 2019 and 2018, respectively.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

On February 4, 2020 the Company’s Board of Directors approved the next quarterly dividend payment and set March 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 24, 2020. On January 31, 2020, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.285 per share to $0.3275 per share. As a result, the April 24, 2020 cash dividend will be paid at the increased rate of $0.3275 per share.

15. Leases

As discussed in Note 3, the Company adopted ASU No. 2016-02, “Leases”. As a lessee, substantially all of the Company’s lease obligation is for office real estate. The significant judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability.

The Company’s leases may include the option to extend or terminate before the end of the contractual term and are often non-cancelable or cancelable only by the payment of penalties. The lease assets and liabilities include these options in the lease term when it is reasonably certain that they will be exercised. In certain cases, the Company subleases excess office real estate to third-party tenants in immaterial amounts.

Lease assets and liabilities recognized at the lease commencement date are determined predominantly as the present value of the payments due over the lease term. Unless the implicit rate can be determined, The Company uses its incremental borrowing rate on that date to calculate the present value. The incremental borrowing rate approximates the rate at which the Company could borrow, on a secured basis for a similar term, an amount equal to its lease payments in a similar economic environment.

Effective October 1, 2019, when the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the Consolidated Balance Sheet. Lease liabilities represent the Company’s obligation to make payments arising from the lease. Lease assets represent the Company’s right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor’s cost, are recognized in the Consolidated Income Statement in the period incurred.

As of December 31, 2019, the Company had no material finance leases. Operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

Three months ended December 31,
2019
Total net lease cost (*)	$21,414

(*)	Variable lease cost is immaterial

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Supplemental information related to operating lease transactions was as follows:

Three months ended December 31,
2019
Lease liability payments	$22,441
Lease assets obtained in exchange for liabilities	$16,963

As of December 31,
2019
Weighted average remaining lease term – Operating leases	7.4 Years
Weighted average discount rate – Operating leases	3.6%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of December 31, 2019

For the year ended December 31,
2020 (Remainder)	$49,491
2021	61,855
2022	53,259
2023	32,780
2024	24,900
Thereafter	120,744

Total lease payments	$343,029
Less: imputed interest	(61,613)

Present value of lease liabilities	$281,416

Future minimum rental commitments under non-cancelable operating leases as of September 30, 2019, which were accounted for per prior lease accounting (ASC 840), were as follows:

For the year ended September 30,
2020	$69,043
2021	60,544
2022	51,863
2023	31,951
2024	24,350
Thereafter	93,845

$331,596

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2019, filed on December 16, 2019 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also has technology and distribution ties to more than 600 content creators to bring premium content to over 1,000 video distributors. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers and help them modernize, automate and digitize their business. These imperatives address service provider needs around consumer experience and monetization; media and digital services; enterprise and connected society; open cloud networks; new domains and disruptions, and services and hybrid operations.

We believe the demand for our solutions is driven by our clients’ continued transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our open and dynamic amdocsONE portfolio is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. amdocsONE enables modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting services, managed services, digital business operations, quality engineering services, cloud services, integration services and data and intelligence services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the three months ended December 31, 2019, customers in North America accounted for 63.5% of our revenue, while customers in Europe and the rest of the world accounted for 14.9% and 21.6%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $579.7 million and $525.5 million in the three months ended December 31, 2019 and 2018, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2019 and 2018, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended December 31,
	2019	2018
Revenue	100%	100%
Operating expenses:
Cost of revenue	65.9	65.5
Research and development	6.5	6.8
Selling, general and administrative	11.8	12.0
Amortization of purchased intangible assets and other	2.0	2.6

	86.2	86.8

Operating income	13.8	13.2
Interest and other (expense) income, net	(0.0)	0.2

Income before income taxes	13.7	13.3
Income taxes	2.6	3.3

Net income	11.1%	10.0%

Three Months Ended December 31, 2019 and 2018

The following is a tabular presentation of our results of operations for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2019	2018	Amount	%
	(in thousands)
Revenue	$1,041,957	$1,012,055	$29,902	3.0%
Operating expenses:
Cost of revenue	686,312	662,568	23,744	3.6
Research and development	67,311	68,686	(1,375)	(2.0)
Selling, general and administrative	123,467	121,860	1,607	1.3
Amortization of purchased intangible assets and other	21,290	25,844	(4,554)	(17.6)

	898,380	878,958	19,422	2.2

Operating income	143,577	133,097	10,480	7.9
Interest and other (expense) income, net	(352)	1,522	(1,874)	(123.1)

Income before income taxes	143,225	134,619	8,606	6.4
Income taxes	27,293	32,927	(5,634)	(17.1)

Net income	$115,932	$101,692	$14,240	14.0%

Revenue. Revenue increased by $29.9 million, or 3.0%, to $1,042.0 million in the three months ended December 31, 2019, from $1,012.1 million in the three months ended December 31, 2018. The increase in revenue was attributable to increased managed services including managed transformation activities. Revenue for the three months ended December 31, 2019 was positively affected by activities related to an acquisition completed in fiscal year 2019. Foreign exchange fluctuations impact on our revenue growth in the three months ended December 31, 2019, was immaterial.

In the three months ended December 31, 2019, revenue from customers in North America, Europe and the rest of the world accounted for 63.5%, 14.9% and 21.6%, respectively, of total revenue, compared to 65.3%, 14.4% and 20.3%, respectively, the three months ended December 31, 2018. Revenue from customers in North America in absolute amount was at the same level during the three months ended December 31, 2019 and 2018, while total revenue increased and as a result the percentage of revenue from customers in North America decreased. This was mainly due to the lower activity with AT&T, which was offset by higher revenue from other key customers in North America, as we support the continuous digital transformation of the region’s communications, Pay TV and media companies and by activities related to a fiscal year 2019 acquisition. Having said that, we note that ongoing consolidation activity in the region remains a source of uncertainty and we continue to see some indication of softness relating to the uncertainty around the T-Mobile and Sprint merger.

Revenue from customers in Europe increased during the three months ended December 31, 2019, primarily as a result of higher revenue from development and modernization activities while we expand our presence in this region. Revenue from customers in the rest of the world increased during the three months ended December 31, 2019, as a result of our expansion and progress of managed transformations activities for customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $23.7 million, or 3.6%, to $686.3 million in the three months ended December 31, 2019, from $662.6 million in the three months ended December 31, 2018. The Cost of revenue increase, in the three months ended December 31, 2019 and December 31, 2018, was mainly due to investments required to support ramp-up of new deals and was also commensurate with revenue growth.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $1.4 million, or 2.0%, to $67.3 million in the three months ended December 31, 2019, from $68.7 million in the three months ended December 31, 2018. Research and development expense decreased as a percentage of revenue from 6.8% in the three months ended December 31, 2018, to 6.5% in the three months ended December 31, 2019. We continue to invest in our digital offering as well as our media offering, invest in our network related innovation and in developing cloud native offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $1.6 million, or 1.3%, to $123.5 million in the three months ended December 31, 2019, from $121.9 million in the three months ended December 31, 2018. Selling, general and administrative expense decreased as a percentage of revenue from 12.0% in the three months ended December 31, 2018, to 11.8% in the three months ended December 31, 2019. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2019, decreased by $4.6 million, or 17.6% to $21.3 million from $25.8 million in the three months ended December 31, 2018. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2019.

Operating Income. Operating income increased by $10.5 million, or 7.9%, in the three months ended December 31, 2019, to $143.6 million, or 13.8% of revenue, from $133.1 million, or 13.2% of revenue, in the three months ended December 31, 2018. The increase in operating income was attributable primarily to the increase in revenue partially offset by the increase in cost of revenue, and to the decrease in amortization of purchased intangible assets and other during the three months ended December 31, 2019. Negative foreign exchange impacts on our revenue were partially offset by the negative foreign exchange impacts on our operating expense, resulting in an immaterial negative impact on our operating income.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net gain of $1.5 million in the three months ended December 31, 2018 to a net loss of $0.4 million in the three months ended December 31, 2019. The change in interest and other (expense) income, net, was primarily attributable to the realized gain of a minority equity investment recorded in the three months ended December 31, 2018, offset by decrease in foreign exchange impacts.

Income Taxes. Income taxes for the three months ended December 31, 2019 were $27.3 million on pre-tax income of $143.2 million, resulting in an effective tax rate of 19.1%, compared to 24.5% in the three months ended December 31, 2018. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income increased by $14.2 million, or 14.0%, to $115.9 million in the three months ended December 31, 2019, from $101.7 million in the three months ended December 31, 2018. The increase in net income was attributable to the increase in Operating Income coupled with decrease in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.13, or 18.1%, to $0.85 in the three months ended December 31, 2019, from $0.72 in the three months ended December 31, 2018. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $485.9 million as of December 31, 2019, compared to $471.6 million as of September 30, 2019. The increase was mainly attributable to $163.9 million in positive cash flow from operations and $41.2 million of proceeds from stock option exercises, partially offset $90.0 million repurchase of our ordinary shares, $58.5 million for capital expenditures, net, $38.4 million of cash dividend payment and $1.4 million contingent consideration payment from a business acquisition. Net cash provided by operating activities amounted to $163.9 million and $109.7 in the three months ended December 31, 2019 and 2018, respectively.

Our free cash flow for the three months ended December 31, 2019 was $105.4 million and is calculated as net cash provided by operating activities of $163.9 million for the period less $58.5 million for capital expenditures, net.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations, our current lines of credit and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, fund share repurchases and the payment of cash dividends for at least the fiscal year 2020.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits and money market funds. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1, since these vendors provide a quoted market price in an active market. During the three months ended December 31, 2019 and 2018, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the credit facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. As of December 31, 2019, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under the facility.

As of December 31, 2019, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $91.1 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019, filed on December 16, 2019 with the SEC. Since September 30, 2019, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $58.5 million in the three months ended December 31, 2019 and were mainly attributable to investments in our operating facilities and our development centers around the world. The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of four to five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal years 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million) and $7 million was incurred by us in fiscal year 2019. We expect to incur up to $90 million in fiscal year 2020.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In the three months ended December 31, 2019, we repurchased 1.3 million ordinary shares at an average price of $68.78 per share (excluding broker and transaction fees). The November 2017 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of December 31, 2019, we had remaining authority to repurchase up to $149.2 million of our outstanding ordinary shares under the November 2017 plan. On November 12, 2019, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date which brings the unused authorization as of December 31, 2019 to $949.2 million. The authorizations permit us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the three months ended December 31, 2019 and 2018:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020
November 8, 2018	$0.250	December 31, 2018	$34.8	January 18, 2019

On February 4, 2020, our Board of Directors approved the next quarterly dividend payment and set March 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 24, 2020. On January 31, 2020, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.285 per share to $0.3275 per share. As a result, the April 24, 2020 cash dividend will be paid at the increased rate of $0.3275.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the three months ended December 31, 2019 and 2018, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2019 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/19-10/31/19	349,599	$65.76	349,599	$216,182,714
11/01/19-11/30/19	296,733	$67.40	296,733	$996,183,385
12/01/19-12/31/19	662,269	$70.99	662,269	$949,171,077

Total	1,308,601	$68.78	1,308,601	$949,171,077

(1)	Excludes broker and transaction fees.
(2)

On November 12, 2019, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2019:

(1)	Form 6-K dated November 13, 2019

(2)	Form 6-K dated December 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 18, 2020